Rentokil Initial

FILE NO: 82-3806

3 December 2003



03045147

al plc
st Grinstead
RH19 2JY
1342 833022
26229



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Trading Statement for the ten months ended 31 October 2003.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. 6.1 Block Listing 6 monthly return 6.2 Listing of Euro Notes

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully



Paul Griffiths
ADMINISTRATION DIRECTOR



Rentokil Initial

News Release

2nd December 2003

RENTOKIL INITIAL PLC

TRADING STATEMENT FOR THE TEN MONTHS ENDED 31ST OCTOBER 2003

James Wilde, Chief Executive of Rentokil Initial, said today:-

"I am pleased to report on the first ten months of this year.

At constant average exchange rates for 2002, turnover from continuing operations has increased by 5.8% and profits before tax by 4.9% over the first ten months of last year. These growth rates include the benefit of hyperinflation within our Parcels Delivery sector. Specifically, by sector, the performance was as follows:-

Hygiene

Total Hygiene turnover grew by 1.8%.

Hygiene Services was up by 1.8% in turnover with a small decline in operating profits, due to the anticipated indifferent UK Hygiene performance during the restructuring period and a disappointing performance in Germany. The UK Hygiene restructuring is proceeding as planned, including the launch of the new washroom product range in September, which, together with an increasing investment in sales management and sales staff, will position the division to achieve an increase in the annualised value of contracts during 2004.

Pest Control grew turnover by 2.0% with a larger growth in operating profits from good performances in the UK, Continental Europe and North America.

Security

Security increased turnover by 7.5%, driven by an excellent performance in North America, in particular in the United States where we continue to grow our market share, and good performances in Continental Europe and in the UK. Operating profits increased at a faster rate than turnover. I believe our new sector management structure has, in particular, contributed towards this strong performance.

Facilities Management

Total Facilities Management turnover grew by 3.0%.

Facilities Management Services turnover grew 3.4% with strong growth in the UK being offset by a poor performance in North America following the loss of some large cleaning contracts as reported at the half year. Operating profits declined largely as a result of the poor performance in North America, and in the UK margin pressure on re-tenders and new contract wins continues.

Tropical Plants turnover declined by 4.2% with a significantly larger reduction in operating profits from poor market conditions, the full year remaining heavily dependent on the seasonal activities in North America.

Conferencing turnover grew by 10.6%, with a decline in operating profits. We have seen signs recently of increased customer spending, and the two new centres opened in 2003 are now trading profitably, albeit, as expected, at lower margins than established centres.

Parcels Delivery

Parcels Delivery turnover was up by 28.8% with similar growth in operating profits. These results, however, include the benefit of hyperinflation in our Southern African business, which will be subject to substantial currency devaluation for the full year results. Turnover in the UK grew by 13.6%, with a lower level of growth in operating profits reflecting the impact of the increasing proportion of non-premium next-day consignments.

Operating Profits

Operating profits, at constant average exchange rates for 2002, grew by 2.6% over the first ten months of last year.

Currency

For 2003, both turnover and profit are expected to show net benefits from foreign exchange when compared to the rates of exchange which prevailed for the year 2002. The benefit from the euro is anticipated to exceed the combined adverse effects of, in particular, the United States dollar and Zimbabwean dollar. These full year gains, however, are now envisaged to be lower than those anticipated when reporting the 2003 interim results due to subsequent exchange rate movements which have adversely impacted all of the above currencies.

Cash

Operating cash flow has continued to be strong.

Prospects for the Full Year 2003

For the full year, we expect to continue to generate strong operating cash flow and good growth in turnover and pre-tax profits. The Board is confident that 2003 will show strong growth in earnings per share.

Prospects for 2004

The new management structure implemented at the beginning of this year is now firmly established, providing tighter operational control with a greater customer focus, and we are now well placed to further improve our sales, marketing and service provision.

We will continue to develop our four markets, Hygiene, Security, Facilities Management and Parcels Delivery, with the main emphasis, as announced with the half year results, being concentrated on Hygiene and Security within Continental Europe, where there is a medium-term opportunity to replicate the density and coverage of our UK operations. Bolt-on acquisitions will be targeted to supplement our organic growth, with an increased level of identification of opportunities already starting to be seen. We will be building upon the progress made under the new management structure and we will invest in additional sales management and sales staff.

In 2004, we aim to continue generating strong cash flow and good growth in turnover, pre-tax profits and earnings per share.

In 2004, we are planning for an increase of at least 10% in the full year dividend per share."

END

Note

The above statement is made based on unaudited management accounts and at constant rates of exchange, these being the average rates of exchange for foreign currencies for the year 2002, as used in the 2002 Annual Report.

For further information:-

J C F Wilde, Chief Executive

R C Payne, Finance Director

C D Grimaldi, Corporate Affairs Director

01342 833022

www.rentokil-initial.com

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Blocklisting Interim Review
Released	10:01 3 Dec 2003
Number	7976S

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Discretionary Share Option Scheme

3. Period of return: From: 01 June 2003 to: 30 November 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,243,002 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	106,705
6.	Balance under scheme not yet issued/allotted at end of period	1,136,297
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/Rentokil Initial PLC/C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,824,256,403 as of 30 November 2003

Contact for queries:

Name: Paul Griffiths

Telephone: 01342 830 332

Address:

Felcourt , East Grinstead

West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc
2. Name of scheme: Rentokil Initial Approved Discretionary Share Option Scheme
3. Period of return: From: 01 June 2003 to: 30 November 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,299,999 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period	1,299,999
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/Rentokil Initial PLC/C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to

update our records

1,824,256,403 as of 30 November 2003

Contact for queries:

Name: Paul Griffiths

Telephone: 01342 830 332

Address:

Felcourt , East Grinstead

West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc
2. Name of scheme: Rentokil Initial Share Option Scheme for Key Executives
3. Period of return: From: 01 June 2003 to: 30 November 2003
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme — 729,691 Ordinary Shares of 1p
5. Number of shares issued/allotted under scheme during period: — 212,886
6. Balance under scheme not yet — 516,805

issued/allotted at end of period

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 1p; Admitted 08.06.99; RA/Rentokil Initial PLC/00002-0003

1,000,000 Ordinary Shares of 1p; Admitted 20.05.03; RA/Rentokil Initial plc/00015

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,824,256,403 as of 30 November 2003

Contact for queries:

Name: Paul Griffiths

Telephone: 01342 830 332

Address:

Felcourt , East Grinstead

West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Share Option Scheme for Key Overseas Executives

3. Period of return: From: 01 June 2003 to: 30 November 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	6,762,574 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	337,900
6.	Balance under scheme not yet issued/allotted at end of period	6,424,674
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10,000,000 Ordinary Shares of 1p; Admitted 14/08/98; RA/Rentokil Initial PLC/00001-0001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,824,256,403 as of 30 November 2003

Contact for queries:

Name: Paul Griffiths

Telephone: 01342 830 332

Address:

Felcourt , East Grinstead

West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Share Option Scheme for Key UK Executives

3. Period of return: From: 01 June 2003 to: 30 November 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	10,624,393 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	94,414
6.	Balance under scheme not yet issued/allotted at end of period	10,529,979
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	12,000,000 Ordinary Shares of 1p; Admitted 1996; A/3603/1996 1,000,000 Ordinary Share of 1p; Admitted 12.05.03 RA/Rentokil Initial plc/00014

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,824,256,403 as of 30 November 2003

Contact for queries:

Name: Paul Griffiths

Telephone: 01342 830 332

Address:

Felcourt , East Grinstead

West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature

:

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Doc re. Pricing supplement
Released	16:02 17 Nov 2003
Number	1606S

Pricing Supplement

Issuer:	Rentokil Initial plc
Series Number	8
Description:	Eur 75,000,000
Currency/ Principal Amount:	Euro
Issue Price:	100.00 per cent
Specified Denominations:	Eur1,000, Eur10,000, Eur 100,000
Issue Date:	17 November 2003
Maturity Date:	November 2005
ISIN:	XSO180416777

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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